Trading Symbol (TSX-V: ANZ) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

February 6, 2017	NR 17-02

Alianza Advances Two Additional Sediment-hosted

Gold Properties

Alianza Minerals Ltd. (TSX-V: ANZ) (“Alianza” or the “Company”) reports results of fieldwork at the Bellview and BP properties, located on the Carlin-Alligator Ridge Gold Trend, Nevada. Results of 2016 fieldwork confirm both properties are prospective for Sediment-Hosted Gold (SHG) deposits. Each property hosts multiple target areas characterized by favourable stratigraphic and structural setting and the presence of jasperoid with elevated gold and pathfinder element geochemistry.

“Both properties are in the vicinity of the Bald Mountain Mine and share important geological characteristics such as stratigraphy and structural setting with Bald Mountain, as well as other notable projects such as the Rain Deposit,” noted Jason Weber, P.Geo., President and CEO of Alianza Minerals. “We are encouraged to move these projects forward, which could potentially mean drilling at Bellview and more groundwork to firm up targets at BP.”

Bellview Property

The Bellview property is located in White Pine County, 85 km south of Elko, Nevada and 13 km north of the Bald Mountain Gold Mine on the Carlin – Alligator Ridge Trend. Bellview features a geological setting prospective for Carlin-style or SHG gold mineralization. Work by a previous operator identified stratigraphic targets similar to the geologic setting observed at Bald Mountain. Targets are primarily defined by gold-in-soil geochemical anomalies and gold-bearing silicified jasperoid breccias. Prior geophysical surveys indicate that the Saddle Zone, lies approximately 100 metres above the Secret Canyon Shale and Eldorado Dolomite contact, a stratigraphic position recognized regionally for its potential to host mineralization.

At the CS Target, the current program identified new jasperoid occurrences on a significant northwest trending structure where it intersected prospective carbonate stratigraphy. Additionally, the CS Target hosts elevated gold and arsenic geochemistry and a sub-surface Induced Polarization (IP) chargeability anomaly. Gold values in rock samples range from below detection to 1.21 g/t from silicified limestone. The CS Target is considered a high-priority target for drilling.

BP Property

The BP property is also a SHG target located in Elko County, 57 km south of Carlin, Nevada and 41 km northwest of the Bald Mountain Mine. The property has had little previous gold exploration prior to a reconnaissance program in 2010 that identified gold-bearing jasperoid and anomalous gold and pathfinder geochemistry on surface. The current program targeted areas of the property where gaps in geochemical data existed. Mapping identified potential structural conduits for mineralizing fluid flow as evidenced by anomalous pathfinder geochemistry and the presence of barite, clay alteration and limonite staining near the intersections of prominent structures. Additional evidence of favourable structural setting is seen in the eastern portion of the property where repetition of the stratigraphy suggests a series of northeast trending structures. Significantly, new jasperoid occurrences were identified along the aforementioned structures in proximity to the projected intersection with northwest trending graben structures. Jasperoids are elevated in gold and pathfinder geochemistry, including arsenic, barium, mercury, molybdenum and antimony.

Three areas have been identified for follow up in subsequent programs. Additional mapping, prospecting, soil and rock sampling and geophysical surveys are being considered.

Maps and photos from the Bellview and BP properties can be found on the Company’s website at http://alianzaminerals.com/project/nevada/. Alianza contracted Big Rock Exploration LLC of Minneapolis, Minnesota to complete the 2016 field program. Bureau Veritas Minerals of Sparks, Nevada performed the analytical work using Ultra Trace (ICP-AES/MS) 53 element analysis (AQ252-EXT) using a 30-gram sample. Anomalous gold samples were then selected for Fire Assay – AAS analysis (FA430) to check and refine gold values further. Additionally, 10% of all samples will be sent to ALS for QA/QC check analysis.

About Alianza Minerals Ltd.

Alianza increases the chances of success in mineral exploration by using the “Prospect Generator” business model, focussing on gold and copper exploration in Latin America, Nevada and Yukon Territory.

The Company has 28.3 million shares issued and outstanding, and is listed on the TSX Venture Exchange (TSX-V: ANZ).  Mr. Jason Weber, BSc, P.Geo., Alianza’s President and CEO is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO Sandrine Lam, Shareholder Communications Tel: (604) 687-3520 Fax: (888) 889-4874 To learn more visit: www.alianzaminerals.com

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.